Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202

September 16, 2025
VIA EDGAR TRANSMISSION
Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
Securities Act Registration No: 333-289548
Investment Company Act Registration No: 811-21897
Dear Mr. Be:
This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) with respect to pre-effective amendment No. 1 to the Trust’s Registration Statement on Form N-14 for the Fund filed on September 12, 2025 (SEC Accession No. 0000894189-25-006927) (the “N-14”). The N-14 relates to a forthcoming reorganization of the Jackson Square Large-Cap Growth Fund and the Jackson Square SMID-Cap Growth Fund (the “Target Funds”), each a series of Managed Portfolio Series into the Spyglass Growth Fund (the “Acquiring Fund”), a series of the Trust (the “Reorganizations”). Capitalized terms used without definition have the meanings provided in the N-14.

For your convenience, the comments have been reproduced with a response following each comment.
Comment 1.It appears that the current estimate of the expected size of capital gains distribution with respect to the Large-Cap Growth Fund will be significant. Please disclose this information in the bullet point on page 2.
Response:    The Trust responds by adding the following disclosure to the final bullet point on page 2:
Based on the Large-Cap Growth Fund’s holdings and shares outstanding as of July 31, 2025, the Large-Cap Growth Fund estimates that the proposed portfolio repositioning would result in a net realized capital gain distribution to be distributed to Large-Cap Growth Fund shareholders of approximately $67,959,000, or $9.35 per share.
The Trust represents that it will make such change promptly in a filing pursuant to Rule 497.

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If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.

Very truly yours,

/s/ Amber C. Kopp

Amber C. Kopp
Assistant Vice President
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